

June 12, 2015

Brian Dally
President and Chief Executive Officer
Groundfloor Finance Inc.
3423 Piedmont Rd. NE
Atlanta, GA 30305

>   **Re:     Groundfloor Finance Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed May 26, 2015**
>   **File No. 024-10440**

Dear Mr. Dally:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note your response to comment 2 in our letter dated May 8, 2015 and your intention to offer securities that represent obligations of Groundfloor. However, certain disclosure continues to be inconsistent with that intention. Please revise the Offering Circular to accurately describe the nature of the security being offered. For example, we note the following:

    -   On pages 24-25, you state that investors may be required to return payments made on a series of LROs in certain circumstances, for example, if and when a developer's loan payment is rescinded or must otherwise be returned pursuant to Bankruptcy Law or otherwise. This disclosure implies that the LRO investor is directly funding the corresponding loan and that you will pass-through to LRO holders any obligation on the part of the company to return developer loan payments. We note that payments made by the Developer within a certain period of time prior to bankruptcy may be recovered as preferential transfers. Your intention to recover from investors any amounts you may owe on this basis gives the impression that the LRO investors are directly funding the corresponding loan and will therefore have potential liability for preferential transfers. Please explain how you may require investors to return loan payments made by you to the investor.

- On page 72, you also indicate that investors, who in the ordinary course of business participate in credit transactions, must consider the application of the Equal Credit Opportunity Act in connection with their consideration of any Projects or Loans. This also gives the impression that the LRO investors are directly funding the Projects or Loans. Please revise to clarify that investors must consider the application of the Equal Credit Opportunity Act in determining to invest in the LROs, a debt instrument issued by Groundfloor.

2. Your response to comment 4 in our letter dated May 8, 2015 indicates that you may modify the LROs in a manner that could impact the amounts that may be paid as LRO Payments or the actual yield. We note your view that any such modification would not modify the terms or structure of the LRO itself. Since the amount to be paid, or yield, is a material and fundamental term of the LROs being offered, it appears that a future modification of this term may result in Groundfloor revising all the terms of the outstanding security. As a result, it is not clear whether the offering circular describes the terms of the securities being sold, because material terms can be changed after issuance, including to the detriment of the investors who hold the outstanding LROs. Please also explain to us in detail why the modification of a material or fundamental term of the LRO would not constitute a new security and offer under Section 5 of the Securities Act.

Offering Circular Summary

Risk Factors, page 13

3. We note your response to comment 18 in our letter dated May 8, 2015. Please include risk factor disclosure regarding the waiver and release described on page 96 and the potential impact to LRO holders.

Description of the Company's Business, page 31

4. Your response to comment 10 in our letter dated May 8, 2015 states that a LRO investor's recourse against you "is limited to an amount equal to your pro rata share in the Loan Payments we receive on (or are applied to) the corresponding Loan." Please revise to clarify the parenthetical "or are applied to." Please also revise to clarify the reference to "pro rata share in the Loan Payment" considering that the LRO is not a participant in the underlying loan.

Fees and Related Expenses, page 68

5.  We note that you may begin charging fees associated with electronic funds transfers, as described on page 70.  We also note that you may begin to charge annual fees based on a percentage of funds held in an investor's funding account, as outlined on page 70.  Please explain to us whether you will be subject to any regulation relating to such account maintenance and fee charge.

Use of Proceeds, page 103

6.  We note your disclosure that the total aggregate purchase amount/loan principal amount related to the series of LROs is $580,000.  The table presented on page 104, however, totals $530,000.  Please reconcile these amounts.

Project Summaries

7.  We note your response to comment 21 in our letter dated May 8, 2015.  Please revise to include the Project Summaries within your Offering Circular and not attached as exhibits or incorporated by reference.  Refer to Item 12 of Model B of Form 1-A.

8.  We note your response to comment 24 in our letter dated May 8, 2015.  The project summaries continue to use the term "loan to value" in the top disclosure box.  Please revise to present the loan to ARV metric, consistent with the disclosure elsewhere in the project summaries.

9.  We note your response to comment 25 in our letter dated May 8, 2015.  It appears that the number of projects that are complete, but have not been sold or rented may be material to investors, particularly depending on the length of time after project completion.  Please tell us what consideration you gave to including information about this metric for projects that that have been complete and have not been sold or rented for a specified amount of time, for example six months.

Investor Agreement

10. We note the revisions to Section 5 of your Investor Agreement, wherein you note that you do not currently charge fees for use of your Platform, but you may do so in the future "following completion of a particular Offering."  It is unclear what is meant by "particular Offering."   For example, please clarify if you mean that you may start charging fees following the completion of the offering of a particular series of LROs or following the completion of the offering of all series of LROs that are offered pursuant to the Offering Circular.  To the extent you intend the latter, please explain to us how prospective investors would be made aware of a potentially material change to their possible investment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for acceleration. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or Erin E. Martin, Senior Counsel, at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc:     Via E-mail
        Jason L. Martinez
        Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.